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                                                                    EXHIBIT 8.1


                  [PILLSBURY MADISON & SUTRO LLP LETTERHEAD]

                               July 6, 1998

Paradigm Technology, Inc.
694 Tasman Drive
Milpitas, CA 95035

Ladies and Gentlemen:

  This opinion is being delivered to you in connection with the filing with the Securities and Exchange Commission of a Registration Statement on Form S-4 (the "Registration Statement") through which Paradigm Technology, Inc. ("Paradigm"), a Delaware corporation, is registering under the Securities Act of 1933, as amended, shares of its common stock, par value $0.01 (the "Paradigm Common Stock") and in which is described the proposed (i) plan of reorganization that would result in the merger (the "Merger") of Paradigm Enterprises, Inc. ("Merger Subsidiary"), a Delaware corporation and a wholly owned subsidiary of Paradigm, with and into IXYS Corporation, a Delaware corporation ("IXYS"), and (ii) subsequent change by Paradigm of its name to IXYS Corporation. The proposed plan (the "Plan") is set forth in the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated as of March 6, 1998, as amended on April 10, 1998, May 29, 1998 and July 1, 1998, among Paradigm, Merger Subsidiary and IXYS. We understand, and the opinions rendered herein assume, that the facts surrounding the Merger are and will be as follows:

  Paradigm designs and markets high speed, high density static random access memory semiconductor devices to meet the needs of advanced telecommunications devices, networks, workstations, high performance PCs, advanced modems and complex military and aerospace applications. The authorized capital stock of Paradigm consists of 25 million shares of Paradigm Common Stock and 5 million shares of preferred stock, $0.01 par value (the "Preferred Stock"); as of the date of the Merger Agreement, there were issued and outstanding 14,881,039 shares of Paradigm Common Stock, 30 shares of Preferred Stock designated Series A, 68 shares of Preferred Stock designated Series B and 85 shares of Preferred Stock designated Series C. Paradigm Common Stock is listed on the Nasdaq SmallCap Market.

  The authorized capital stock of Merger Subsidiary consists of 1,000 shares of common stock, par value $0.01, 100 of which are issued and outstanding and owned by Paradigm.

  IXYS designs, develops and markets a broad spectrum of power semiconductors used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies and switch mode power supplies) and medical devices. The authorized capital stock of IXYS consists of 250 million shares of IXYS Common Stock and 116 million shares of preferred stock, $0.001 par value (41.2 million of which have been designated "Series A Preferred Stock" and 74,382,633 of which have been designated "Series B Preferred Stock"); the IXYS Common Stock, Series A Preferred Stock and Series B Preferred Stock are referred to herein collectively as the "IXYS Capital Stock." As of the date of the Merger Agreement, there were issued and outstanding 72,557,485 shares of Paradigm Common Stock, 37,026,730 shares of Series A Preferred Stock and 74,382,633 shares of Series B Preferred Stock.

  The managements of Paradigm and IXYS have determined that the proposed Merger will be in the best interests of their companies and stockholders. Paradigm management believes that Paradigm will benefit from the potential to develop with IXYS new products based on the two companies' existing technologies, from increased insulation from adverse market conditions for Paradigm's existing products and from access to current
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IXYS customers not already Paradigm customers. IXYS management believes IXYS will benefit from the combination of the two companies' technologies by being able to respond more effectively to technological change in and continuing emergence of power management control products and from an expanded customer base.

  Under the Plan, prior to the Merger (i) there will be a 15-for-one reverse stock split of the Paradigm Common Stock, (ii) the number of authorized shares of Paradigm Common Stock will be increased, (iii) the Preferred Stock will be converted into shares of Paradigm Common Stock and (iv) the Paradigm stockholders will approve the change of Paradigm's name to IXYS Corporation. Also under the Plan, Merger Subsidiary will merge with and into IXYS in accordance with Delaware law. Upon the effectiveness of the Merger (the "Effective Time"), the following will occur:

    1. IXYS will be the surviving corporation, and the separate existence of Merger Subsidiary will cease.

    2. Each issued and outstanding share of capital stock of Merger Subsidiary will be converted into one share of common stock of IXYS, the corporation surviving the Merger.

    3. Each share of IXYS Capital Stock which is outstanding immediately prior to the Merger, except for shares held by dissenters perfecting their appraisal rights, will be converted into shares of Paradigm Common Stock at the "Exchange Ratio." The Exchange Ratio will be established such that the former holders of IXYS Capital Stock will hold Paradigm Common Stock representing the greater of (i) 95 percent of the outstanding Paradigm Common Stock on a fully diluted basis or (ii) a valuation of $150 million.

    4. No fractional shares will be issued to holders of IXYS Capital Stock; each holder of IXYS Capital Stock otherwise entitled to a fractional interest in a share of Paradigm Common Stock will receive an amount of cash equal to the product obtained by multiplying such fractional share interest by the closing price of Paradigm Common Stock as reported by the Nasdaq SmallCap Market on the day of the Effective Time.

    5. Holders of shares of IXYS Capital Stock perfecting their dissenters' rights will be entitled to receive cash.

    6. Each outstanding option or warrant to acquire IXYS Capital Stock which has not been exercised by its holder prior to the Merger will be converted into an option or warrant to acquire, at a price per share equal to the exercise price specified in such option or warrant divided by the Exchange Ratio (with the resulting exercise price rounded up to the nearest hundredth of a cent), that number of shares of Paradigm Common Stock equal to the product of the number of shares of IXYS Capital Stock formerly subject to the option or warrant and the Exchange Ratio (with the resulting number of shares rounded down to the nearest whole share).

  For purposes of rendering this opinion we have examined and are relying upon (without any independent investigation or review) the truth, correctness and completeness at all relevant times of the statements, covenants, representations and warranties contained in the Merger Agreement, letters dated June 26, 1998 delivered to us by Paradigm, Merger Subsidiary and IXYS containing their respective tax-related representations (the "Tax Representation Letters") and such other instruments and documents as we have deemed necessary.

  Further, for purposes of rendering this opinion we have made the following assumptions (without any independent investigation or review):

    (a) Original documents submitted to us (including signatures) are authentic, documents submitted to us as copies conform to the original documents and all such documents either have been or will be by the Effective Time duly and validly executed and delivered where such execution and delivery are prerequisites to effectiveness;

    (b) All representations, warranties and statements made or agreed to by Paradigm, Merger Subsidiary and IXYS and by their respective managements, officers and directors in connection with the Merger, including but not limited to those set forth in the Merger Agreement and the Tax Representation Letters are true, correct and complete at all relevant time;

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    (c) All covenants contained in the Merger Agreement and Tax
  Representation Letters will be performed without waiver or breach of any material provision; and

    (d) Any representation or statement made "to the best knowledge" or similarly qualified is correct without such qualification.

  Based solely on the information, understandings and assumptions and subject to the limitations contained herein, we are of the opinion that the Merger will constitute a reorganization within the meaning of Internal Revenue Code section 368(a)(1). Accordingly, and again based solely on the information, understandings and assumptions and subject to the limitations contained herein, we are further of the opinion that, for federal income tax purposes:

    (i) no gain or loss will be recognized by holders of IXYS Capital Stock who exchange their IXYS Capital Stock for Paradigm Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares;

    (ii) the aggregate tax basis of Paradigm Common Stock received as a result of the Merger will be the same as the stockholder's aggregate tax basis in the IXYS Capital Stock surrendered in the exchange (reduced by any basis allocable to fractional shares for which cash is received);

    (iii) the holding period of Paradigm Common Stock received in exchange for IXYS Capital Stock in the Merger will include the holding period of such IXYS Capital Stock, provided the shares of IXYS Capital Stock are capital assets in the hands of the holder thereof at the Effective Time;

    (iv) a holder of IXYS Capital Stock receiving cash in the Merger in lieu of a fractional interest in Paradigm Common Stock will be treated as if such holder actually received such fractional share interest which was subsequently redeemed by Paradigm, resulting in the recognition of gain or loss (capital gain or loss if the IXYS Capital Stock giving rise to such fractional interest is held as a capital asset within the meaning of
  Section 1221 of the Code), measured by the difference between the amount of cash received and the basis of the IXYS Capital Stock allocable to such fractional interest; and

    (v) a holder of IXYS Capital Stock exercising appraisal rights and receiving a cash payment therefor will generally recognize gain or loss (capital gain or loss if such IXYS Capital Stock is held as a capital asset within the meaning of Section 1221 of the Code) measured by the difference between the amount of cash received and the basis of such IXYS Capital Stock, as long as such payment neither is "essentially equivalent to a dividend" within the meaning of Section 302 of the Code nor has the effect of distribution of a dividend within the meaning of Section 356(a)(2) of the Code.

  In addition, in our opinion the discussion under the caption "The Merger Proposal and the Issuance Proposal--Material Federal Income Tax Consequences" in the Registration Statement,insofar as it relates to statements of law and legal conclusions, is correct in all material respects.

  The opinions expressed herein are based upon laws, judicial decisions and administrative regulations, rulings and practice, all as in effect on the date hereof and all of which are subject to change, either on a prospective or retroactive basis. New developments in any such administrative matters, court decisions, legislative changes, or changes in the facts, assumptions or other information upon which our opinions are based may have an adverse effect on the legal or tax consequences described herein, and we do not accept any responsibility for updating or revising our opinions in consequence of any such new development or changes. No opinion is expressed about the federal tax treatment of the proposed Merger under other provisions of the Internal Revenue Code, about the federal income tax treatment of any conditions existing at the time of, or effects resulting from, the proposed Merger that are not specifically covered by the above opinions, nor about tax effects of the proposed Merger other than the federal income tax treatment thereof. In particular, but not by way of limitation, we express no opinion regarding the tax consequences of the proposed Merger (including the opinions set forth above) that may be applicable to a particular stockholder or securityholder of IXYS in light of personal circumstances or to certain types of stockholders or securityholders subject to special treatment under the federal income tax laws such as life insurance companies, dealers in securities, taxpayers subject to the alternative minimum tax, banks, tax-exempt organizations, non-United States persons and stockholders who acquired their IXYS shares pursuant to the exercise of options or otherwise as compensation or who hold their IXYS shares as part of a straddle or risk reduction transaction.

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  This opinion is intended solely for the purpose of including this opinion as an exhibit to the Registration Statement. It may not be relied upon for any other purpose by any person or entity, other than Paradigm and the Paradigm stockholders, and may not be made available to any other person or entity without our written consent. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and further consent to the use of our name under the captions "The Merger Proprosal and the Issuance Proposal-- Material Federal Income Tax Consequences" and "Legal Opinions" in the Registration Statement.

                                          Very truly yours,

                                          /s/ Pillsbury Madison & Sutro LLP

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